FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

02 OCT 28 AM 7:07

FOSTER'S GROUP

Inspiring Global Enjoyment

82-1711

02060018

Fosters Brewing

SUPPL

PRESS RELEASE

- **CHAIRMAN'S ADDRESS TO THE 2002 ANNUAL GENERAL MEETING;**
- **PRESIDENT AND CEO ADDRESS TO THE 2002 ANNUAL GENERAL MEETING; AND**
- **DISCLOSURE OF PROXY VOTES**

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited on 28 October 2002.

TOTAL PAGES: 16

dlw 11/27

Please advise Lina Cucè on 61 3 9633 2105 or Fax on 61 3 9645 7226 if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

Chairman's Address to the 2002 Annual General Meeting of Foster's Group Limited.

Monday, 28 October 2002
Melbourne Concert Hall
Victorian Arts Centre
Melbourne, Australia

Introduction

2002 was a year of strong overall performance for Foster's despite challenging global conditions. We have now reported our first full year since the acquisition of Beringer, which we're pleased to announce has generated outstanding returns for the business.

All core business divisions reported earnings growth for the year, and the overall group revenue exceeded $5 billion, up 14.6% on the 2001 result.

Group Results

At last year's Annual General Meeting, I mentioned that the Beringer acquisition had opened up a tremendous range of opportunities for us with new avenues to grow company revenue and profit. Your President and CEO Ted Kunkel will speak in more detail about this later, but I am sure you will agree that revenue exceeding $5 billion, and an increase of 21% in net profit to $561 million, is a great indication that the Beringer acquisition has been a successful business move.

Of significant note is the strong growth in group operating cash flow for the full year - up 124% to $634 million. Now that we have moved from being a pure beer company to a premium beer and wine company, the cash flow characteristics of our business have changed. It is now very important for us to be judged on a full year cash flow basis, not just on the first half.

This is because we now have a northern hemisphere wine business that requires working capital support during the first half of our financial year, but generates strong sales or cash flow in the second half of the year. Wine is now a major revenue component of our business, and the northern hemisphere accounts for the bulk of our wine revenue. Therefore group cash flow ends up being weighted towards the second half of the financial year.

Returning now to the profit result, earnings before Interest, Tax and Amortisation or EBITA was also up on last year by 19% to $1.04 billion.

After adjusting 2001 for the full year impact of the Beringer acquisition, our underlying return on capital employed was up 30 basis points to 13.4%, a very healthy 280 basis points above the group's weighted average cost of capital. This is a very solid achievement in a tough environment, and evidence for you, as shareholders, that the money you have invested in Foster's is working hard for you.

Further evidence of this is that earnings per share were up 10.9% to 27.4 cents. And the final fully franked dividend was 9.5 cents per share, bringing the total to 17.0 cents per share – an annual increase of 9.7%.

Acquisitions

In addition to strong financial performance, Foster's also continued with its strategy of smart growth through bolt-on acquisitions. We invest only in such acquisitions that we deem capable of delivering volume growth and added value to our businesses.

Wine acquisitions in 2002 included Etude Wines in the United States, an ultra premium Napa Valley producer of Pinot Noir and Cabernet Sauvignon. The acquisition is already producing strong revenue and capital returns. Other wine activity included Hawkesbridge vineyard and more recently, Ponder Estate Wines, both in the highly esteemed Marlborough region in New

Zealand. The addition of these two vineyards to the Beringer Blass business will help us secure the fruit supply required to meet the growing world demand for New Zealand Sauvignon Blanc – and help us realise the sales potential of our Matua Valley brand.

In addition, Wine Services acquired AP John, Nellie Products and Tarac Bottlers, while the Clubs business acquired the US based International Wine Accessories.

These acquisitions significantly enhance Beringer Blass's portfolio of brands which now enjoy increased exposure in all key markets.

Ted Kunkel will speak more to you about the impact of the tragic events of September 11 on the US wine market, however experience has shown us that strong brands emerge from a downturn better than weaker competitors. We are confident of our strengths in this respect.

In a move that will help CUB build its Ready to Drink (RTD) business, we purchased a 65% interest in BCB Beverages. The RTD market is currently the fastest growing alcohol sector in Australia and this acquisition positions CUB for future growth and gives increased flexibility in this area.

Foster's International has doubled license capacity at its existing Danang Brewery in Vietnam with the purchase of the assets of the Song Han State Brewery in that region. The acquisition highlights Foster's confidence in the Vietnamese market, and places us in an ideal position to further grow the business in what is the second fastest growing economy in Asia.

Medium sized, strategic acquisitions are an excellent tool to both support and grow our existing businesses, and therefore help build shareholder value.

Moving now to capital management.

Capital Management

Back in November 2001, we advised the ASX of our intention to buy back, on market, up to a maximum of 50 million shares over a 12-month period. This forms part of our long-term capital management strategy to help prevent dilution of earnings per share as a result of the shares issued under the Foster's employee share plans and long-term incentive programs.

The first stage of the buy-back was executed in July 2002. It is our intention, subject to satisfactory conditions prevailing, to continue with this program.

As many of you may already be aware, the Dividend Reinvestment Plan, or DRP, was also amended in June 2002.

At the AGM last year, shareholders were advised that we would remove the 5% discount that applied to shares purchased under the DRP. This took effect from 5 September 2002. The removal of this discount brings the Foster's DRP into line with current market practice. The change will also help the company better manage its capital, while still allowing shareholders to continue to acquire shares without brokerage, commission, or other transaction costs.

All details of the changes to the DRP were set out in documentation to you, and all shareholders, in June this year.

In October 2002, more than 76,000 Foster's shareholders elected to participate in the DRP and as a result 8.7 million ordinary shares were issued. The DRP clearly continues to be

popular with shareholders, particularly retail shareholders, and your Board remains committed to its operation for the medium term.

Before I conclude today and hand you over to your President and CEO, I would like take some time to acknowledge the work of the executive management team and report briefly to you on corporate governance matters for the group.

Management

You may recall that at last year's AGM I introduced Walt Klenz as the new Managing Director of Beringer Blass Wine Estates. I am pleased to report that Walt has fulfilled all our expectations, and the outstanding wine results are evidence of this. Obviously his wealth of experience, accumulated over 25 years in the wine industry, stood him in good stead to drive the Foster's global wine strategy. During his first year, Walt conducted a significant restructure of BBWE, and delivered stunning financial results.

This year we welcomed another key executive, Ben Lawrence, as Senior Vice President Human Resources. Ben has more than 20 years experience in the global HR industry and is well placed to advise on key issues in relation to employees and management. Your Board is extremely pleased to have an executive of his standing and experience on the senior management team.

You may also recall that last year we farewelled Nuno D'Aquino, our Deputy CEO. During his 42 years with Foster's, Nuno made a significant contribution to the success of the company including six years as Managing Director of CUB during one of its most dynamic periods. Nuno was then appointed to the position of Deputy CEO in March 2000, where he remained until his departure in October last year.

The outstanding company financial performance I've outlined today, as well as the excellent strategic positioning of the company, is attributable to the talented, strong and experienced management team in place at Foster's. I would like to thank the team for its efforts in steering the company towards positive growth and in helping to deliver shareholder value.

Of course, this management team has the advantage of having a workforce of some 13,000 people who are also committed to continuing to make Foster's a global success. On behalf of the Board, the executive management team, and you as shareholders, I would like to extend my sincere thanks to each of them. Without their drive and dedication we wouldn't be standing here delivering such impressive financial results to you.

Corporate Governance

Moving to corporate governance matters.

During the year, there has been a great deal of focus on corporate governance issues. Your Board has continued to review the Company's procedures and performance in many areas, particularly in relation to audit processes, and as a result, a number of revisions have been made to the Audit Committee Charter.

The Audit Committee's primary responsibility is to assist the Board of Directors in fulfilling its corporate governance and oversight responsibilities relating to accounting and reporting practices.

This year, the issue of actual and perceived independence of our external auditors was a focus for us. The Board closely monitors the issue of audit independence and has new requirements

in place with respect to the provision of non-audit services to safeguard audit independence. These, and other, requirements were disclosed in the Annual Report.

As part of the review process, a decision was made not to use the same firm for internal and external auditing. As a result, the internal audit role was put out to tender and the services of Ernst and Young subsequently engaged. PricewaterhouseCoopers will continue to perform the external audit function for the group.

These decisions reflect the current behaviours expected of the world's leading corporations and external auditors and are also consistent with the ethical values and integrity of our company.

Auditor independence is just one of a number of changes made during the year as part of the continuing update of your Company's procedures. These developments, and others, are outlined in the Corporate Governance section of the Annual Report to shareholders which begins on page 32.

We intend to continue our focus on corporate governance issues into financial year 2003 and beyond.

Conclusion

Looking forward.

I am confident that we have the right business mix to provide the platform for further growth in coming years.

The strategy, begun over seven years ago, of diversifying the business, in product and geographic terms, has delivered critical mass within the premium beverage market place.

With the integration of Beringer complete, Foster's is now firmly placed on the world stage as a global premium branded beverage company. Our strategy is paying off.

I would now like to hand you over to Ted Kunkel to speak more on this subject, and to provide you with a detailed account of the year.

....

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

President and CEO Address to the 2002 Annual General Meeting of Foster's Group Limited.

Monday, 28 October 2002
Melbourne Concert Hall
Victorian Arts Centre
Melbourne, Australia

Introduction

Good morning ladies and gentleman and thank you for attending today's meeting.

As you heard from the Chairman, it was an excellent year for Foster's with all core businesses performing well, driving the group to deliver strong profit and cash flow growth. This was a commendable achievement particularly when considered in the context of the challenging trading conditions affecting Foster's key markets, particularly the US.

In my ten years at the helm of Foster's, 2002 will certainly be remembered as a milestone year for your company. It was the year that we had to stand up and be counted, to prove that Foster's transition from an Australian centric beer company with a wine arm to a global premium branded beverage company is the right way forward and can deliver shareholder value.

The quality of Foster's results provides the necessary proof that Foster's strategic drive to diversify its businesses across products, countries and currencies is delivering and providing the foundation for sustained earnings growth. In addition, in an increasingly competitive global marketplace, Foster's mix of businesses give the company unique attributes which differentiate Foster's from its peers and provide a platform from which to generate sustained earnings growth.

Today I would like to spend time detailing Foster's attributes, attributes which I believe, make Foster's unique in the global beverage sector, but before I move on to do that, I would first like to overview the performance of each of the group's operating businesses.

Global Beer

Beginning with Foster's global beer business which consists of the Australian arm, Carlton and United Breweries and the international arm, Foster's Brewing International. Together these businesses delivered $592 million in EBITA for the year, a solid result.

Carlton and United Breweries (CUB)

CUB's business comprises the Australian beer business, Australian Leisure and Hospitality (ALH) and Continental Spirits. Overall CUB achieved a 5.4% growth in EBITA to $560.6 million, a great result in a tough trading environment. This increase was driven by a solid performance in Australian beer and an excellent turnaround in the Australian Leisure and Hospitality division.

Australian Beer

In Australian Beer, CUB experienced lower overall beer volumes as a result of an unseasonally cool summer in South East Australia, where CUB has a larger proportionate share of the market, and strong competition from pre-mix spirits drinks or RTD's.

Despite this good gains were made in the high-margin premium beer segment with double-digit volume growth achieved for Cascade Premium and Cascade Premium Light . Adding to CUB's strength in the premium beer segment was Crown Lager, which maintained its mantle

as Australia's number one selling premium beer. Next year, Crown Lager will celebrate its 50th anniversary, after being launched in 1953 to commemorate the Queen's Coronation. A number of events and promotional activities are being planned to celebrate this significant milestone for Crown Lager.

In other segments of the market, Carlton Midstrength and Carlton Draught volumes, also grew double digit.

Throughout the year a number of successful marketing and sales initiatives were implemented across CUB. In particular, CUB's mobile Draught Beer Academy to educate consumers and hoteliers about the virtues of draught beer was effective in raising the profile and appeal of draught beer. Other initiatives included the launch of Victoria Bitter and Carlton Midstrength in a range of bottle and pack sizes, all aimed at giving consumers more choice across various price points.

Australian Leisure and Hospitality (ALH)

The leisure and hospitality business, ALH, produced an excellent result, successfully achieving growth in EBITA and revenue from a lower number of venues.

Good gains were made in all parts of the businesses with gaming, retail liquor, bars and food all performing better than last year. ALH continued its property rationalisation programme to improve the quality of its portfolio, selling 22 non-core hotels during the year and acquiring two.

Since the introduction of new smoking bans in Victoria on September 1, ALH has experienced some softness at its venues, however, our experience with previous non-smoking bans, such as those introduced for restaurants, is that they are manageable in the long term.

As a provider of gaming services to the community, ALH has a lead role to play in ensuring responsible service of gaming. During the year, ALH continued to work closely with governments, regulators and industry bodies to ensure ALH's gaming and alcohol policies and codes of conduct continue to lead industry standards.

Continental Spirits Company (CSC)

For the developing spirits business, Continental Spirits, it was a difficult year. The business found itself 'out-positioned' in the fast-growing value end of the RTD market this last year with an inflexible and high cost business model.

As such, a number of improvements have been made including enhanced production capability as a result of the BCB Beverages purchase, more competitive supply arrangements and better utilisation of CUB's extensive distribution network.

Continental is an exciting part of our business, representing a growth opportunity for CUB and I am confident the business will turn around in the coming year.

Foster's Brewing International

Internationally, Foster's Brewing International's strategic drive to develop and grow the Foster's brand globally yielded results with EBITA up 24 per cent on last year to $31.4 million.

This strong performance was fuelled by increased contribution growth from the Foster's USA business, increased income from the European partnership, improved performance from Greater Asia and Greater Pacific and continued cost management activities.

Sponsorship continued to be an integral part of Foster's global brand management program and in addition to Foster's sponsorship of Grand Prix Formula One racing worldwide, the division also announced title sponsorship of the Australian Grand Prix here in Melbourne.

The Foster's Australian Grand Prix is an ideal partnership between Australia's most global event and its only global beer. With Grand Prix racing watched by 600 million viewers in 212 countries, it represents a superb marketing oppportunity for the Foster's brand and already we are seeing results from our investment. Independent research is demonstrating that Foster's is the most recognised global sponsor of grand prix racing.

Global Wine

Now to wine. Beringer Blass delivered a very strong result in exceptionally tough trading conditions, particularly in North America. EBITA of $487 million was up 30 per cent on last year. On a like for like basis, after adjusting for three months trading of Beringer prior to the October 2000 acquisition, EBITA growth was a very credible 13%

Most importantly, the wine group achieved a significant milestone during the year, becoming cash positive for the first time, after fully funding capital and investment expenditure for the period.

Wine Trade

The trade business which includes all wine sold through traditional wine trade channels in North America, Asia Pacific and Europe, showed excellent growth for the year.

The restructuring of the global wine trade business which began in the first half was completed and regional businesses are now in place in the three key wine markets of the world: North America, Asia Pacific and Europe.

Historically, the group's wine trade business has outperformed the growth rate of premium wine globally by a margin of five absolute percentage points, an outstanding achievement and one that reinforces the strength and appeal of Beringer's brand portfolio, led by Beringer Estates and Wolf Blass.

Wine Trade - North America

US trading conditions were affected firstly, by the slowing economy, and more specifically, by the tragic events of September 11. The premium wine market which had been growing at

double-digit re-adjusted to a more moderate single digit level, and within the overall premium market, the on-premise luxury end suffered most.

In this environment Beringer achieved a healthy double-digit increase in volumes and revenue and increased market share. Within this, the Australian portfolio achieved volume growth of 27.1% driven primarily by Greg Norman Estates and the Black Opal brands as well as the successful launch of the Rothbury brand. The Beringer Wine Estates Blush and Stone Cellars brands continued to perform well. Stone Cellars achieved volumes of nearly one million cases in its first 15 months, an outstanding achievement for a new brand.

Beringer [Vineyards] continued to receive recognition for wine quality winning an unprecedented four "Winery of the Year" honours from some of America's most prestigious food and wine publications.

Wine Trade – Asia Pacific

Asia Pacific Trade also achieved double-digit volume and revenue growth. Volume growth of 25 per cent was a result of the strategy of focusing on the three core brands of Wolf Blass, Yellowglen, and Jamieson's Run, which now accounts for 60% of total volume sold in Asia Pacific.

Beringer's focus on the premium end of the market, which includes bottled wine priced above $10, also contributed to the result, providing protection from the intense competition which occurred at the lower end of the market during the year.

Wine Trade – Europe

In Europe, it was an establishment year with a new MD and management structure put in place and distribution reorganised. In this environment, strong earnings, volume and revenue growth was achieved.

In the key UK market, a new business with a dedicated Beringer sales force was set-up to directly manage and service large off-trade customers and the Scottish and Newcastle owned, Waverley Wines and Spirits was appointed as the on-premise distributor.
Ireland was Beringer's best performing market for Europe where Wolf Blass is a strong brand, ranked as number three overall and retailing at a significant premium to its nearest competitors in the Australian category.

Wine Clubs

In the wine clubs business there were mixed results. While the Australian and New Zealand clubs achieved solid growth, International clubs clearly did not perform to expectations, experiencing significant difficulties in the post September 11 environment.

A number of actions have been implemented to ensure improved performance from this business going forward. These include strategies to improve distribution control, migration of successful business models and common IT and supply-chain activities.

Wine Services

Wine Services recorded an excellent result with strong organic growth achieved and three bolt-on businesses seamlessly integrated during the period.

Lensworth

Finally to Lensworth. The contribution from the property division was slightly higher than last year, with EBITA of $27.7 million up 9.5%, fuelled by low interest rates and the impact of the First Home Owners Rebate on new housing construction.

Superior Returns

As I mentioned earlier, I think one the great advantages of Foster's move to become a global premium branded beverage company lies in the unique attributes of the group today. These attributes set us apart from our peers in a highly competitive global marketplace. The group's portfolio of premium brands, distribution strength, business diversity and financial strength make Foster's unique and underpin my belief that Foster's can generate superior returns going forward.

Premium Brands

The first of these attributes, premium brands, is a key part of the Foster's story. As many of you well know, Foster's has an outstanding portfolio of premium brands. These are not only brands that are well known and a popular choice with consumers, but they are also brands which deliver margins that are world class, and without them Foster's would not be in the position it is today.

The reason you often hear me talk about premium brands, is because premium brands deliver premium margins and lead to premium returns, which equate to shareholder value creation.

There are not many companies in the world today that can lay claim to holding a portfolio of both leading beer and wine brands. Foster's can, providing the group with a competitive advantage.

Distribution Strength

Another key Foster's attribute is distribution strength. The parameters of this strength vary from market to market.

In Australia, manufacturers are permitted to distribute direct to retailers and as such we have direct access to more than 90% of Australia's liquor retailers which our beer and wine sales forces call on regularly.

In addition, in Australia, through CUB's leisure and hospitality business, ALH, the group owns one of the largest on-premise liquor retail chains in the country. Together these two factors give the businesses fantastic leverage opportunities as well as making the group a very attractive partner for international companies looking to distribute their products in Australia, a fact the spirits business is currently leveraging to develop its business.

In the US, it's a different distribution model with three tiers, where the producer sells to the distributor, who in turn sells to the retailer. In this scenario, the overriding aim is to become a preferred supplier to distributors as they are your access to market. Achieving this requires both strong brands and scale, and as I have already highlighted, Foster's has both.

Business Diversity

The diverse nature of Foster's business is also a key attribute. Today, Foster's has:

- an even split between its beer/wine businesses;
- reduced dependence on Australia – a country with a population of only 19 million compared to the US and Europe which have populations many times that size; and
- broadened income sources across continents and currencies, especially US$.

As a result of the group's improved diversity:

- EBITA is now heading for 50/50 wine/other;
- the International/Australia EBITA split is heading for 45/55 because of the international wine growth profile; and
- capital employed is now 65/35 wine versus other businesses and 50/50 international versus Australia

For shareholders, the underlying benefit of Foster's diversification is that the group can still deliver value for shareholders, even in a tough trading environment, as business risk is spread across continents and currencies.

Financial Strength

Financial strength is another important Foster's attribute.

As the Chairman mentioned earlier, cash flow for the group was $634 million, which included some one-offs. On a normalised basis the group generated more than $500 million in operating cash flow for the year, an impressive result. The benefit of Foster's strong cash flow characteristics is that the group does not require shareholder's equity to fund medium sized growth opportunities and consequently can grow the businesses faster, while still creating value for shareholders.

Foster's currently has a 280 basis point ROCE spread above WACC. This also sets us apart from our peers and is a product of the beer/wine combination. More importantly, it means that if the right acquisition opportunity comes along, and the financial metrics stack up, we do have a premium to our WACC that we can use – nobody else in this industry has that flexibility.

And lastly to gearing which completes the Foster's picture of financial strength. In the last financial year gearing, calculated as net debt/book equity was 74 per cent down from 94 per cent at the end of 2001. Importantly, interest cover was comfortable at over five times and together with our cash flow capability, this ensures we can continue to pursue value accretive bolt-on acquisitions.

It is these attributes - premium brands, distribution strength, diversity and financial strength – that underpin the group and when they are considered along with the non-cyclical nature of the business, a very sound picture emerges for Foster's going forward.

Financial Targets

Finally, I would like to finish by touching on the targets we will strive to achieve in the years ahead.

Firstly, delivering double-digit growth in earnings per share, calculated on a normalised basis.

Secondly, over the next couple of years, we are aiming to achieve operating cash-flow equivalent to 75% of earnings before interest, tax, depreciation and amortisation .

And, thirdly maintaining our investment grade credit rating is key.

Achieving these three targets will inevitably lead to an improvement in return on capital employed, which is the true measure of shareholder value creation.

These targets will no doubt be tested by aggressive competitors and economic conditions alike in the year ahead. Under such conditions, it is heartening to know your company owns a number of the world's most respected, recognised and acclaimed premium beer and wine brands.

Thank you for attending today's meeting and your ongoing support of Foster's.

I will now hand back to the Chairman.

FOSTER'S GROUP LIMITED
Australian Business Number 007 620 886
77 Southbank Boulevard Southbank Victoria 3006 Australia
Telephone: 61 3 9633 2069 Fax: 61 3 9633 2070
Email: peter.Bobeff@fostersgroup.com

FOSTER'S GROUP
Inspiring Global Enjoyment

Peter A. Bobeff
Senior Vice President
Commercial Affairs

Attention : Mr David White
Manager Listings

28 October 2002

The Australian Stock Exchange Limited
Company Announcements Office
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

ANNUAL GENERAL MEETING – 28 OCTOBER 2002
DISCLOSURE OF PROXY VOTES

In accordance with section 251AA of the Corporations Law, the following information is provided in relation to resolutions passed by members of Foster's Group Limited as its Annual General Meeting held on 28 October 2002:

Resolution 1 **To elect a director retiring by rotation - Mr G.W. McGregor**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	864,489,964
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	797,957,848
- the proxy is to vote against the resolution	6,714,675
- the proxy is to abstain on the resolution	3,601,500
- the proxy may vote at the proxy's discretion	59,817,441
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 2 **To elect a director retiring by rotation - Mr F.J. Swan**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	864,530,405
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	798,158,806
- the proxy is to vote against the resolution	6,430,880
- the proxy is to abstain on the resolution	3,560,559
- the proxy may vote at the proxy's discretion	59,940,719
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Resolution 3 **To approve the participation of Mr Edward T Kunkel, President and Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan**	
Decided by show of Hands or Poll	Hands
Total number of proxy votes exercisable by all proxies validly appointed	836,149,950
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	752,703,815
- the proxy is to vote against the resolution	39,024,937
- the proxy is to abstain on the resolution	20,452,341
- the proxy may vote at the proxy's discretion	44,421,198
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	Not applicable
- against the resolution	Not applicable
- abstaining on the resolution	Not applicable

Yours faithfully